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                                                 Exhibit (12)(b) under Form N-14


                                   August 22, 2003




ARK Funds, on behalf of its portfolios listed in Annex A
Two Portland Square
Portland, Maine  04101

MTB Group of Funds, on behalf of its portfolios listed in Annex A
5800 Corporate Drive
Pittsburgh, Pennsylvania 15237

Ladies and Gentlemen:

     You have requested our opinion concerning certain federal income tax consequences of certain transactions (each a "Reorganization"). In each Reorganization, all of the assets of a portfolio (an "Acquired Fund") of the ARK Funds (the "ARK Trust") listed under the heading "Acquired Fund" in Part III (identified as the "Second Closing") on Annex A to Exhibit A attached hereto ("Annex A") will be acquired by a portfolio of the MTB Group of Funds (the "MTB Trust") (formerly, the VISION Group of Funds) listed under the heading "Acquiring Fund" on Annex A opposite the Acquired Fund's name (a "corresponding Acquiring Fund") in exchange for Class A Shares, Class B Shares, Class C Shares, Institutional I Shares and/or Institutional II Shares (the "Acquiring Fund Shares") of the corresponding Acquiring Fund referred to in Part III of Annex A, and the corresponding Acquiring Fund's assumption of the liabilities of the Acquired Fund, which Acquiring Fund Shares shall thereafter be distributed to the shareholders of the Acquired Fund (the "Acquired Fund Shareholders") in liquidation of the Acquired Fund. Both the ARK Trust and the MTB Trust are registered open-end management investment companies all the portfolios of which qualify as regulated investment companies described in Section 851 of the Internal Revenue Code of 1986, as amended (the "Code"). The terms and conditions of the Reorganizations are set forth in an Agreement and Plan of Reorganization dated as of June 16, 2003, between the ARK Trust and the VISION Group of Funds (the "Agreement"), attached hereto as Exhibit A, which includes Annex A. This opinion is rendered to you pursuant to paragraph 8.5 of the Agreement.

     We have reviewed and relied upon the Registration Statement on Form N-14 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") in connection with the Reorganizations, the certificates provided to us by the ARK Trust and the MTB Trust in connection with the rendering of this opinion, attached hereto as Exhibit B and Exhibit C, respectively, and such other documents and instruments as we have deemed necessary for the purposes of this opinion.

     Based upon and subject to the foregoing, and assuming that the Reorganizations will take place as described in the Agreement, we are of the opinion that, for federal income tax purposes, with respect to each Reorganization and the Acquiring Fund, the Acquired Fund and the Acquired Fund Shareholders involved therein:

     (a) The transfer of all of the Acquired Fund's assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (followed by the distribution of those Acquiring Fund Shares to the Acquired Fund Shareholders in dissolution and liquidation of the Acquired Fund) will constitute a "reorganization" within the meaning of Section 368(a) of the Code and the Acquiring Fund and Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

     (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund.

     (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund Shareholders in exchange for such shareholders' shares of the Acquired Fund.

     (d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for Acquiring Fund Shares in the Reorganization.

     (e) The aggregate tax basis for Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor by such shareholder. The holding period of Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder, provided the Acquired Fund shares are held as capital assets at the time of Reorganization.

     (f) The tax basis of each of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such asset to the Acquired Fund immediately before the Reorganization. The holding period of each of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which such asset was held by the Acquired Fund.

     (g) For purposes of section 381 of the Code the Acquiring Fund will be treated as if there had been no Reorganization. Accordingly, the Reorganization will not result in the termination of the Acquired Fund's taxable year, the Acquired Fund's tax attributes enumerated in section 381(c) of the Code will be taken into account by the Acquiring Fund as if there had been no Reorganization, and the part of the Acquired Fund's taxable year before the Reorganization will be included in the Acquiring Fund's taxable year after the Reorganization.

     Notwithstanding anything herein to the contrary, we express no opinion as to the effect of the Reorganization on any Acquiring Fund, Acquired Fund or Acquired Fund Shareholder with respect to any asset as to which unrealized gain or loss is required to be recognized for federal income tax purposes as of the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

     This opinion is expressed as of the date hereof and is based upon the Code, Treasury regulations promulgated thereunder, administrative positions of the Internal Revenue Service (the "Service"), and judicial decisions, all of which are subject to change either prospectively or retroactively. There can be no assurance that changes in the law will not take place which could affect the opinions expressed herein or that contrary positions may not be taken by the Service. We disclaim any undertaking to advise you with respect to any event subsequent to the date hereof.

     The opinions contained herein are limited to those matters expressly covered; no opinion is to be implied in respect of any other matter. This opinion is addressed solely to you and may not be relied upon by any other person without our prior written consent. We hereby consent to the filing of a copy of this opinion with the Commission as an exhibit to the Registration Statement.

                                          Very truly yours,

                                          /s/ Reed Smith LLP